Exhibit 10.2

Grant Thornton

Auditores y Consultores

CONSENT OF INDEPENDENT AUDITORS

To the Shareholders of
Tracsat SA

We hereby consent to the incorporation by reference in the registration statements of Nexus Telocation Systems Ltd. (the “Company”), on Form F-3 and on Form S-8, and each prospectus constituting a part thereof, of our report dated February 26, 2004 as amended, relating to the financial statements for Tracsat SA for the year ended December 31, 2003 included in the Annual Report on Form 20-F for the year ended December 31, 2003, which is to be filed with the U.S. Securities and Exchange Commission.

GRANT THORNTON ARGENTINA S.C.

/s/ Leonardo FragaPartner

Buenos Aires, Argentina
June 23, 2004